CONFIDENTIAL

FOR COMMISSION USE ONLY

BLUE OWL FINANCE LLC

BLUE OWL CAPITAL INC.

399 Park Avenue, 37th Floor

New York, NY 10022

September 23, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blue Owl Finance LLC

Blue Owl Capital Inc.

Registration Statement on Form S-4

File No. 333-282025

Dear Sir/Madam:

This letter is being sent to you in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) filed by Blue Owl Finance LLC (the “Company”) and the guarantor registrants named therein (the “Guarantors” and, together with the Company, the “Registrants”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the offer by the Company to exchange (the “Exchange Offers”) $59.8 million of its 7.397% Senior Notes due 2028 (the “2028 Original Notes”), $700.0 million of its 3.125% Senior Notes due 2031 (the “2031 Original Notes”), $400.0 million of its 4.375% Senior Notes due 2032 (the “2032 Original Notes”), $1.0 billion of its 6.250% Senior Notes due 2034 (the “2034 Original Notes”) and $350.0 million of its 4.125% Senior Notes due 2051 (the “2051 Original Notes” and, together with the 2028 Original Notes, the 2031 Original Notes, the 2032 Original Notes and the 2034 Original Notes, the “Original Notes”), that are validly tendered and not validly withdrawn, for an equal aggregate principal amount of the respective series of 7.397% Senior Notes due 2028 (the “2028 Exchange Notes”), 3.125% Senior Notes due 2031 (the “2031 Exchange Notes”), 4.375% Senior Notes due 2032 (the “2032 Exchange Notes”), 6.250% Senior Notes due 2034 (the “2034 Exchange Notes”) and 4.125% Senior Notes due 2051 (the “2051 Exchange Notes” and, together with the 2028 Exchange Notes, the 2031 Exchange Notes, the 2032 Exchange Notes and the 2034 Exchange Notes, the “Exchange Notes”). The Registrants hereby confirm to the staff (the “Staff”) of Division of Corporate Finance of the SEC that the Registrants are registering the Exchange Offers in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”) and similar letters.

The Registrants represent to the Staff that they have not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes to be received in the Exchange Offers and, to the best of the Registrants’ information and belief, each person (including any broker-dealer) participating in the Exchange Offers will acquire the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offers. In this regard, the Registrants are making each person (including any broker-dealer) participating in the Exchange Offers aware, through the Exchange Offers prospectus or otherwise, that any securityholder using the Exchange Offers to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offers, such person (1) cannot rely on the Staff’s position enunciated in the Exxon Capital Letter, Morgan Stanley Letter, Shearman & Sterling Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in an exchange offer for the purpose of distributing the applicable series of Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

In addition, the Registrants are making each person (including any broker-dealer) participating in the Exchange Offers aware, through the Exchange Offers prospectus or otherwise, that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offers so long as the broker-dealer has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes.

In addition, the Registrants are making each person (including any broker-dealer) participating in the Exchange Offers aware, through the Exchange Offers prospectus or otherwise, that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offers, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act, which prospectus delivery requirement may be satisfied with the Exchange Offers prospectus because it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer) in connection with any resale of such Exchange Notes.

Further, the Registrants will include in the transmittal letter relating to the Exchange Offers a provision to the effect that by accepting the Exchange Offers, the exchange offeree represents to the Registrants that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes, and that if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offers.

The Registrants are not permitting any person who is an affiliate of the Registrants to participate in the Exchange Offers.

The Registrants will commence the Exchange Offers for the Original Notes after the Registration Statement is declared effective by the Staff of the SEC. The Exchange Offers will remain in effect for a limited time and will be conducted by the Registrants in compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Philippa Bond of Kirkland & Ellis LLP at (310) 552-4222 or pippa.bond@kirkland.com and H. Thomas Felix of Kirkland & Ellis LLP at (310) 552-4234 or tommy.felix@kirkland.com, counsels to the Registrants.

[Signature page follows]

BLUE OWL FINANCE LLC
by: Blue Owl Capital Holdings LP, its sole member by: Blue Owl Capital GP LLC, its general partner

By:	/s/ Neena A. Reddy
Name:	Neena A. Reddy
Title:	General Counsel and Secretary

BLUE OWL CAPITAL INC.

By:	/s/ Neena A. Reddy
Name:	Neena A. Reddy
Title:	General Counsel and Secretary

BLUE OWL CAPITAL GP HOLDINGS LLC

By:	/s/ Neena A. Reddy
Name:	Neena A. Reddy
Title:	General Counsel and Secretary

BLUE OWL CAPITAL GP LLC
by: Blue Owl Capital GP Holdings LLC, its sole member

By:	/s/ Neena A. Reddy
Name:	Neena A. Reddy
Title:	General Counsel and Secretary

BLUE OWL CAPITAL HOLDINGS LP by: Blue Owl Capital GP LLC, its general partner

By:	/s/ Neena A. Reddy
Name:	Neena A. Reddy
Title:	General Counsel and Secretary

BLUE OWL CAPITAL CARRY LP by: Blue Owl Capital GP LLC, its general partner

By:	/s/ Neena A. Reddy
Name:	Neena A. Reddy
Title:	General Counsel and Secretary

BLUE OWL CAPITAL GROUP LLC by: Blue Owl Capital Holdings LP, its sole member by: Blue Owl Capital GP LLC, its general partner

By:	/s/ Neena A. Reddy
Name:	Neena A. Reddy
Title:	General Counsel and Secretary

BLUE OWL GPSC HOLDINGS LLC by: Blue Owl Capital Holdings LP, its sole member by: Blue Owl Capital GP LLC, its general partner

By:	/s/ Neena A. Reddy
Name:	Neena A. Reddy
Title:	General Counsel and Secretary

BLUE OWL CAPITAL GP HOLDINGS LP by: Blue Owl Capital GP LLC, its general partner

By:	/s/ Neena A. Reddy
Name:	Neena A. Reddy
Title:	General Counsel and Secretary

BLUE OWL GP STAKES GP HOLDINGS LLC by: Blue Owl Capital Carry LP, its sole member by: Blue Owl Capital GP LLC, its general partner

By:	/s/ Neena A. Reddy
Name:	Neena A. Reddy
Title:	General Counsel and Secretary

BLUE OWL REAL ESTATE GP HOLDINGS LLC by: Blue Owl Capital Carry LP, its sole member by: Blue Owl Capital GP LLC, its general partner

By:	/s/ Neena A. Reddy
Name:	Neena A. Reddy
Title:	General Counsel and Secretary

BLUE OWL CAPITAL HOLDINGS LLC by: Blue Owl Capital Group LLC, its sole member

By:	/s/ Neena A. Reddy
Name:	Neena A. Reddy
Title:	General Counsel and Secretary

BLUE OWL REAL ESTATE HOLDINGS LP by: Blue Owl Capital GP LLC, its general partner

By:	/s/ Neena A. Reddy
Name:	Neena A. Reddy
Title:	General Counsel and Secretary

cc:	Philippa Bond, P.C.

H. Thomas Felix

Kirkland & Ellis LLP